SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Announcement dated December 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: January 3, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UPDATED INFORMATION RELATING TO DISPOSAL OF PROPERTY AND THE PLACING

Subsequent to the Joint Announcement, the respective boards of directors of PCCW and PCPD wish to provide updated information relating to the disposal of PCCW Tower.

On 15 December 2004 the Purchaser informed the Vendor that it would not exercise the option to purchase the share capital of and loans owing by the Vendor. Also, TaiKoo Place Holdings informed the Vendor on 18 December 2004 that it would not exercise the Pre-emption Right to purchase the Property. Furthermore, as the last of the Conditions was fulfilled on 21 December 2004, the Vendor and the Purchaser entered into the S&P Agreement on 21 December 2004.

Updated information is also provided relating to the estimated gain on the Disposal to each of the PCCW Group and the PCPD Group, which is different from that included in the Joint Announcement, taking into account new accounting standards effective for annual periods beginning on or after 1 January 2005.

PCCW wishes also to clarify that the Placing was entered into between PCCW and Deutsche Bank as a contracting principal (as opposed to Deutsche Bank acting as a “placing agent”).

DISPOSAL OF PROPERTY

The respective boards of directors of PCCW Limited (“PCCW”) and Pacific Century Premium Developments Limited (“PCPD”) refer to the joint announcement (the “Joint Announcement”) of the two companies dated 22 November 2004 relating to the disposal of PCCW Tower in Quarry Bay, Hong Kong. Terms defined in the Joint Announcement have the same meaning when used in this announcement, unless otherwise defined.

Update on the Disposal

On 15 December 2004 the Purchaser informed the Vendor that it would not exercise the option to purchase the share capital of and loans owing by the Vendor. Also, TaiKoo Place Holdings informed the Vendor on 18 December 2004 that it would not exercise the Pre-emption Right to purchase the Property. Furthermore, as the last of the Conditions was fulfilled on 21 December 2004, the Vendor and the Purchaser entered into the S&P Agreement on 21 December 2004.

Update of Certain Information relating to the Financial Effects of the Disposal

In the Joint Announcement, it was stated that the estimated gain before taxation on the Disposal to PCPD Group would amount to approximately HK$639 million after taking into account the surplus on revaluation reserve of HK$140 million as at 30 September 2004, and that the Disposal would result in an estimated gain of approximately HK$3 million to PCCW Group after taking into account the deficit on revaluation reserve of HK$115 million as at 30 June 2004. It was also stated in the Joint Announcement that the estimated gain of each of PCPD Group and PCCW Group was calculated based on the accounting principles generally accepted and then currently effective in Hong Kong without taking into account any changes in accounting standards which had been or might be announced by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) from time to time, but had not yet taken effect, and the expenses incurred for the Disposal, including but not limited to agency commission and legal fee.

In December 2004, the HKICPA issued new accounting standards, Hong Kong Accounting Standard (“HKAS”) 40 “Investment Property”, which is effective for annual periods beginning on or after 1 January 2005. At the expected date of completion of the Disposal which is expected to be in March 2005, HKAS 40 should have come into effect and be applicable to each of PCPD and PCCW.

Under the transitional provisions of HKAS 40, any amount held in revaluation reserve for investment property recorded at the date of adoption of HKAS 40 will be reclassified to retained earnings on that date as an adjustment to the opening balance of retained earnings.

In addition, upon first adoption of HKAS 40, certain of the floors within the Property that are currently leased to a fellow subsidiary will be reclassified as investment property. On the basis that PCPD will use the fair value model under HKAS 40, the carrying value of these floors will be adjusted to fair value on 1 January 2005 and PCPD shall report the effect of applying the new standard as an adjustment to the opening balance of retained earnings at 1 January 2005.

Therefore, the adoption of HKAS 40 effectively adjusts any revaluation reserves brought forward on 1 January 2005 and any revaluation adjustment on the carrying value of fixed assets to fair value on 1 January 2005, to opening retained earnings. As such, the Property will be carried at market value at the date of Disposal in the consolidated balance sheet of PCPD and the aforesaid gain of HK$639 million calculated based on the accounting principle currently in effect will effectively be adjusted to opening retained earnings. As a result, the PCPD Directors expect that the gain on the Disposal at completion of the Disposal to the PCPD Group will be close to nil (after taking into account the expenses incurred for the Disposal, including but not limited to agency commission and legal fees, which are estimated to be approximately HK$31 million).

Further, taking into account the adoption of HKAS 40 and the related transitional provisions, the directors of PCCW expect that the estimated gain on the Disposal to the PCCW Group will be close to nil (after taking into account the expenses incurred for the Disposal, including but not limited to agency commission and legal fees, which are estimated to be approximately HK$31 million). The decrease in estimated gain from approximately HK$3 million to close to nil is largely due to the effect on the calculation of the gain on disposal of the Property from (i) the reclassification of any amounts in the PCCW Group’s revaluation reserves as at 1 January 2005 to retained earnings upon adoption of HKAS 40; (ii) depreciation of the land and buildings portion of the Property up to completion of the Disposal and (iii) estimated expenses of HK$31 million for the Disposal.

The actual gain or loss to each of the PCPD Group and the PCCW Group will be determined on completion of the Disposal based on applicable accounting principles effective at that time and the amount may be significantly different from those amounts disclosed in this announcement, and a further announcement will be made if the amounts are significantly different.

Further information relating to the Disposal will be included in the circulars to be issued by PCPD and PCCW to their respective shareholders.

PLACING

References are made to the joint announcement issued by PCCW and PCPD dated 30 November 2004 and the announcement issued by PCCW dated 2 December 2004 in relation to the sale of 450 million shares in PCPD by PCCW (“Placing”). PCCW wishes to clarify that the Placing was entered into between PCCW and Deutsche Bank AG, Hong Kong branch (“Deutsche Bank”) as a contracting principal. Deutsche Bank was initially described as a “placing agent” in PCCW’s announcement dated 30 November 2004, however PCCW subsequently clarified in its announcement dated 2 December 2004 that Deutsche Bank was in fact technically a contracting principal and not a placing agent.

The directors of PCCW are solely responsible for the content of this section of this announcement.

By Order of the Board PCCW Limited Hubert Chak Company Secretary	By Order of the Board Pacific Century Premium Developments Limited Chu Mee Lai, Helen Company Secretary

Hong Kong, 23 December 2004

The directors of Pacific Century Premium Developments Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); Yuen Tin Fan, Francis (Deputy Chairman);
Lee Chi Hong, Robert (Chief Executive Officer); Alexander Anthony Arena and Hubert Chak

Non-Executive Director:
Dr Allan Zeman, GBS, JP

Independent Non-Executive Directors:
Ronald James Blake, OBE, JP; Cheung Kin Piu, Valiant; Tsang Link Carl, Brian and Prof Wong Yue Chim, Richard, SBS, JP

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

* For identification only